Ivanhoe Capital Acquisition Corp.

1177 Avenue of Americas, 5th Floor
New York, NY 10026

January 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Gilmore Thomas Jones Erin Purnell Jean Yu

Re:	Ivanhoe Capital Acquisition Corp. Registration Statement on Form S-4 File No. 333-258691

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ivanhoe Capital Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 7, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie Yee, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Friedland
Robert Friedland
Chief Executive Officer